Exhibit 11 - Calculation of Earnings per Share

Three Months Ended

Nine Months Ended

(In thousands, except per share amounts)	Sept. 30, 2001	Sept. 24, 2000	Sept. 30, 2001	Sept. 24, 2000

Basic Earnings per share:

Net Income	$10,451	$11,461	$35,717	$35,978

Weighted average shares outstanding	22,574	23,866	22,625	25,331

Basic earnings per share	$0.46	$0.48	$1.58	$1.42

Diluted Earnings per share:

Net Income	$10,451	$11,461	$35,717	$35,978

Weighted average shares outstanding	22,574	23,866	22,625	25,331
Dilutive effect of outstanding common stock options	140	139	140	219
Diluted weighted average shares outstanding	22,714	24,005	22,765	25,550

Diluted earnings per share	$0.46	$0.48	$1.57	$1.41